

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 34631

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GBS Financial Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

558 "B" Street, 2nd Floor
(No. and Street)

Santa Rosa, CA 95401-5274
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald G. Gloisten 805-653-5944
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hovik M. Khaloian
(Name – *if individual, state last, first, middle name*)

520 N. Central Avenue, Suite 650, Glendale, CA 91203
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
E
THOMSON FINANCIAL


SEC MAIL PROCESSING
RECEIVED
MAR 3 0 2007
185

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Donald G. Gloisten, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

GBS Financial Corp., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGEMENT **State of California - County of Ventura**

On **March 28, 2007** before me, Darcy Loralie Escobar, a Notary Public for the State of California; **Donald G Gloisten**, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

WITNESS my hand and official seal.

Signature Notary Public


DARCY LORALIE ESCOBAR
Commission # 1677517
Notary Public - California
Ventura County
MyComm. Expires Jun 24, 2010

(notary seal)

GBS FINANCIAL CORP.
FINANCIAL REPORT
DECEMBER 31, 2006

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

CONTENTS

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

Board of Directors
GBS Financial Corp.
Santa Rosa, California

Members of the Board:

I have audited the accompanying statement of financial condition of GBS Financial Corp. as of December 31, 2006 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GBS Financial Corp. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hovik M. Khaloian

March 27, 2007

520 N. CENTRAL AVE., SUITE 650 • GLENDALE, CALIFORNIA 91203
TELEPHONE (818) 244-7200 • FAX (818) 244-5175

GBS FINANCIAL CORP.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2006

ASSETS

Cash and cash equivalents (Note 1)	$ 131,960
Receivables from brokers or dealers (Note 1)	342,557
Receivables from non-customers	140,579
Note receivable-stockholders (Note 4)	81,834
Securities owned, at market (Note 1)	313,716
Prepaid income taxes	12,072
Other assets (Note 1)	45,141
Property and equipment at cost, less accumulated depreciation of $153,546 (Note 1)	27,742
TOTAL ASSETS	$ 1,095,601

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 143,819
Commissions payable	384,926
Deferred income Taxes (Note 3)	3,000
	531,745
COMMITMENTS AND CONTINGENCIES (Note 5)	-
STOCKHOLDERS' EQUITY	
Common stock, no par value; 1000 shares authorized, 30 shares issued and outstanding stated at	4,500
Additional paid-in capital	62,386
Retained earnings	496,970
TOTAL STOCKHOLDERS' EQUITY	563,856
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,095,601

The accompanying notes are an integral part
of these financial statements.

GBS FINANCIAL CORP.
STATEMENT OF INCOME
For the Year Ended December 31, 2006

REVENUES	
Commissions	$ 6,700,858
Net investment gains (losses)	103,310
Interest and dividends	352,345
Consulting revenue	91,630
	7,248,143
EXPENSES	
Commissions and brokerage costs	5,580,844
Employee compensation and benefits	1,017,285
Occupancy and equipment rental	86,604
Taxes, other than income taxes	58,461
Other operating expenses	459,300
	7,202,494
INCOME BEFORE INCOME TAXES	45,649
INCOME TAXES (Note 3)	
Current	8,800
Deferred	(1,900)
	6,900
NET INCOME	$ 38,749

The accompanying notes are an integral part of these financial statements.

GBS FINANCIAL CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2006

	Common Stock				
	Number of Shares Outstanding	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2006	30	$ 4,500	$ 62,386	$508,221	$575,107
Dividends paid				(50,000)	(50,000)
Net income	-	-	-	38,749	38,749
Balance at December 31, 2006	30	$ 4,500	$ 62,386	$496,970	$563,856

The accompanying notes are an integral part of these financial statements.

GBS FINANCIAL CORP
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received from customers	$ 6,804,477
Cash paid to suppliers and employees	(7,111,622)
Interest received	352,345
Interest paid	(1,552)
Income taxes paid	(23,321)
NET CASH PROVIDED FROM OPERATING ACTIVITIES	20,327
CASH FLOWS FROM INVESTING ACTIVITIES	
Decrease in deposit with clearing broker	56,447
Increase in receivables from non-customers	(113,997)
Decrease in other assets	978
Purchase of property and equipment	(13,804)
NET CASH (USED) BY INVESTING ACTIVITIES	(70,376)
CASH FLOWS FROM FINANCING ACTIVITIES	
Decrease in note receivable-stockholders	9,900
Dividends paid	(50,000)
NET CASH (USED) BY FINANCING ACTIVITIES	(40,100)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(90,149)
CASH AND CASH EQUIVALENTS - Beginning of Year	222,109
CASH AND CASH EQUIVALENTS - End of Year	$ 131,960
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED FROM OPERATING ACTIVITIES	
Net income	$ 38,749
Non-cash expenses included in net income:	
Depreciation and amortization	14,262
Deferred income taxes	(1,900)
Changes in assets and liabilities:	
(Increase) in receivables from brokers or dealers	(91,321)
(Increase) in securities owned	(17,656)
(Increase) in prepaid income taxes	(12,072)
Increase in accounts payable and accrued expense	39,476
Increase in commissions payable	53,269
(Decrease) in income taxes payable	(2,480)
NET CASH PROVIDED FROM OPERATING ACTIVITIES	$ 20,327

The accompanying notes are an integral part of these financial statements.

GBS FINANCIAL CORP.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General
The Company is a securities broker/dealer engaged in the sale of securities to the general public.

Securities
Securities owned are valued at market with unrealized gains and losses recognized currently in results of operations.

Income and Expense Recognition
Securities transactions and related revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction date.

Concentration of Credit Risk For Cash Held at Banks
The Company maintains cash balances at a bank. Accounts at the Institution are insured by the Federal Deposit Insurance Corporation up to $100,000.

Policy of Cash Equivalents
The Company considers money market funds as cash equivalents.

Property and Equipment
The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the modified accelerated cost recovery systems based on the estimated useful lives of the assets, which range from five to seven years.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Other Assets
Other assets consist of prepaid expenses of $37,750, deposits of $1,941, and miscellaneous assets of $5,450.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Since the Company does not carry customer accounts, it is permitted under Rule 15c3-1(a)(2) to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3 percent of aggregate indebtedness. At December 31, 2006, the Company had net capital of $202,713 which was $102,713 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 2.6 to 1.

NOTE 3 - INCOME TAXES

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse.

The deferred tax assets and deferred tax liabilities are comprised of the following at December 31, 2006:

Deferred Tax assets:	
Charitable contribution carryforwards	$ 6,900
State income Taxes	500
	7,400
Valuation allowance	(4,600)
	$ 2,800
Deferred tax liabilities:	
Depreciation	$ 5,800
Net deferred tax liability	$ 3,000

NOTE 4 - NOTE RECEIVABLE-STOCKHOLDERS

5.5% unsecured note receivable from stockholders with interest only annual payments through April 2010. The principal balance of $80,000 will become due and payable on April 30, 2010.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Leases Commitment

The Company leases certain office facilities under an operating lease agreement from its stockholders. The lease requires monthly rentals of $3,000 and expires in May 2007. During the year, the company leased another facility on a month to month basis from a stockholder.

The Company leases another facility under a month to month operating lease agreement. The lease requires monthly rentals of $900.

Future minimum lease payments required under these operating leases for the years ending December 31, are as follows:

Year ending December 31,	
2007	$ 15,000
Total	$ 15,000

Total rent expense for the year ended December 31, 2006 amounted to $86,604, including amounts paid to stockholders of $75,804.

Retirements Plans

The Company has a profit sharing plan that covers substantially all of its employees. The funding of the profit sharing plan is discretionary (maximum is 15% of total eligible compensation) and is determined annually by the Board of Directors. The contributions to the profit sharing plan for the year ended December 31, 2006 amounted to $32,962.

The Company also sponsors a defined contribution plan covering substantially all employees who have satisfied a service requirement of one hour. Plan participants may contribute up to 15% of their annual eligible compensation, subject to limitations imposed by the Internal Revenue Service. The Company matches up to 100% of participant contributions to a maximum of 4% of their annual eligible compensation. The Company's total expense under this plan for the year ended December 31, 2006 amounted to $31,434.

NOTE 5 - COMMITMENTS AND CONTINGENCIES (continued)

NASD Investigation

As a result of a routine examination in 2001 by the United States Securities and Exchange Commission (SEC), the National Association of Securities Dealers, Inc. (NASD) has conducted an investigation of the activities of the Company in the area of fair Dealings with customers and use of class B shares. While the Company believes that its activities are justifiable, the management is unable to determine the outcome of the investigation and its ultimate impact on the financial position of the Company and its operations. No communications related to this matter have been received by the Company since 2001.

Litigations

The Company is a defendant in a pending arbitration before the National Association of Securities Dealers. Inc. (NASD) in connection with a claim filed by a former client alleging breach of fiduciary duty and various torts, including constructive fraud. Although the Company is vigorously defending itself, the ultimate outcome of the action cannot be presently determined and no provision for liability has been made in the accompanying financial statements. A motion to dismiss is set for May 2007.

The Company is a co-defendant in a lawsuit in connection with the sale of an insurance policy. The insurance company that has issued the subject insurance policy has agreed to refund all the premiums paid. Although the Company intends to vigorously contest the allegations, the ultimate outcome of the actions cannot be presently determined and no provision for liabilities have been made in the accompanying financial statements.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

SCHEDULE I
GBS FINANCIAL CORP.
COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS
AND BASIC NET CAPITAL REQUIREMENT
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2006

NET CAPITAL		
Total stockholders' equity		$ 563,856
Deductions and/or charges		
Non-allowable assets:		
Commissions receivable and non-allowable Receivables from brokers or dealers	$ 121,449	
Receivable from non-customers	22,557	
Note receivable-stockholders	81,834	
Not readily marketable securities	1,421	
Prepaid income taxes	12,072	
Other assets	45,141	
Property and equipment	27,742	312,216
Net capital before haircuts on securities positions		251,640
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(c)(2):		
Trading and investment securities:		
Common stocks	34,549	
Debt securities	7,378	
Money market mutual funds	614	
Undue concentration	6,386	48,927
NET CAPITAL		$ 202,713
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 143,819
Commissions payable		384,926
TOTAL AGGREGATE INDEBTEDNESS		$ 528,745
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required, 6 2/3% of aggregate indebtedness or $100,000 if greater		$ 100,000
Excess net capital		$ 102,713
Ratio: Aggregate indebtedness to net capital		2.6 to 1

SCHEDULE II
GBS FINANCIAL CORP.
RECONCILIATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
TO AMOUNTS AS REPORTED BY THE COMPANY IN PART IIA OF FORM X-17A-5
As of December 31, 2006

	Aggregate Indebtedness	Net Capital
As reported in company's Part IIA (unaudited) FOCUS report	$ 539,471	$ 194,872
Increase in non-allowable assets	-	(8,836)
Decrease in haircuts on securities	-	116
Decrease in accounts payable and accrued expenses	(10,726)	10,726
Increase in prepaid income taxes	-	4,631
Increase in Deferred tax liability	-	(3,000)
Other audit adjustments	-	4,204
Per Schedule I	$ 528,745	$ 202,713

SCHEDULE III
GBS FINANCIAL CORP.
EXEMPTION FROM DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
As of December 31, 2006

The Company is exempt from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(ii) of that rule and, therefore, has no reserve requirements since it clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer.

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY
SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
GBS Financial Corp.
Santa Rosa, California

Members of the Board:

In planning and performing my audit of the GBS Financial Corp. for the year ended December 31, 2006, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission. The company is exempt from the requirements of Rule 15c3-3 pursuant to Rule 15c3-3(k)(2)(b) and was in compliance with the conditions of the exemption and no facts came to my attention indicating that such conditions had not been complied with during the period. I did not review the practices and procedures followed by the company (i) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company did not carry security accounts for customers or perform custodial functions relating to customer funds or securities during the year ended December 31, 2006.

The management of the company is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

520 N. CENTRAL AVE., SUITE 650 • GLENDALE, CALIFORNIA 91203
TELEPHONE (818) 244-7200 • FAX (818) 244-5175

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be significant deficiencies or material weaknesses under standards established by the American Institute of Certified Public Accountants. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. However, I noted no deficiencies in internal control over financial reporting, including procedures for safeguarding securities, that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

Hovik M. Khaloian

March 27, 2007

END